
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECD S.E.C.

JUN 2 1 2002

1086

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001   Commission File No. 1-11437

A.   Full title of the plan and the address of the plan, if different from
that of the issuer named below:

SANDIA CORPORATION
SAVINGS AND INCOME PLAN
Sandia Corporation
P.O Box 5800, Mail Stop 0115
Albuquerque, NM 87185-0115

PROCESSED

B.   Name of issuer of the securities held pursuant to the plan and the
address of its principal executive office:

JUL 0 1 2002

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

THOMSON
FINANCIAL

CRGH

Sandia Corporation Savings and Income Plan

Audited Financial Statements

Year ended December 31, 2001

Contents

≡U ERNST & YOUNG

■ Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

■ Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Sandia Corporation Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sandia Corporation Savings and Income Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

June 18, 2002

Sandia Corporation Savings and Income Plan

Statements of Net Assets Available for Benefits

| | December 31 | |
	2001	2000
Assets		
Interest in Master Trust	$1,447,557,714	$1,571,320,620
Net assets available for benefits	$1,447,557,714	$1,571,320,620

See accompanying Notes to Financial Statements.

Sandia Corporation Savings and Income Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Net assets available for benefits at beginning of year	$ 1,571,320,620
Additions to net assets:	
Contributions:	
Employer	18,373,646
Employees	48,042,426
Rollover	4,194,048
	70,610,120
Transfers from Savings and Security Plan	1,827,055
Transfers from affiliated plans	108,903
Total additions	72,546,078
Deductions from net assets:	
Withdrawals	89,363,913
Net investment loss from participation in Master Trust	106,906,076
Administrative expenses	38,995
Total deductions	196,308,984
Net assets available for benefits at end of year	$ 1,447,557,714

See accompanying Notes to Financial Statements.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

December 31, 2001

1. Description of Plan

General

The Sandia Corporation Savings and Income Plan (the Plan) was adopted June 1, 1993 as a defined contribution plan offered to all regular employees of Sandia Corporation (the Company) who are eligible for the Sandia Corporation Retirement Income Plan. Sandia Corporation is a wholly owned subsidiary of Lockheed Martin Corporation (Lockheed Martin or the Corporation). A complete description of the Plan is contained in the Summary Plan Description that is provided to all participants.

While Sandia Corporation has not expressed any intent to do so, the Plan may be terminated at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA. In the event the Plan is terminated, the participants will become fully vested in the total value of their accounts.

Contributions

Participants may contribute from 2% to 16% of their eligible earnings, as defined, in 1% increments, on a pretax and after-tax basis. The total allotment of pretax and after-tax basic and supplemental contributions cannot exceed the maximum amount permitted under the Internal Revenue Code.

In addition, Sandia Corporation contributes 66 2/3% of the sum of each participant's pretax and after-tax basic contribution up to the first 6% of eligible earnings.

Payment of Benefits

The Plan provides for the payment of benefits upon termination, death, disability, or retirement based on the balance in the participant's vested account. Lump sum or annual payment elections may be made as provided for in the Plan. Hardship and in-service withdrawals and participant loans are also permitted, if certain conditions are met, as outlined in the Summary Plan Description.

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. The Company match and related earnings become vested at the earliest of completion of one hour of service, attainment of age 65, or termination of employment due to disability, layoff or death.

Forfeitures

Upon termination, any nonvested balance is forfeited and is used to reduce the Company's future contributions to the Plan.

Investment Elections

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Security Plan. Participants may elect to have their contributions and the Company matching contributions invested in any of the 17 available funds including 11 mutual funds, three commingled funds, a common/collective trust, an Interest Income Fund and the Company Stock Fund.

The Interest Income Fund has restrictions on participant withdrawals made for purposes of reinvestment with competing funds. Participant directed withdrawals are subject to a 90-day waiting period if a participant moves funds from the Interest Income Fund to the Fidelity Institutional Short-Intermediate Government Portfolio, one of the 11 available mutual funds. Certain restrictions may apply to early redemption requests on guaranteed investment contracts. These restrictions may include penalties, delay of funds release or other restrictions as designated in the individual contracts. The higher interest rates associated with such contracts reflect the effects of these restrictions relative to other similar instruments.

Primarily as a result of the Master Trust's participation in certain commingled funds, Plan assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Master Trust's exposure to such securities is limited to its proportional interest in these commingled funds. At December 31, 2001 and 2000, the financial exposure related to derivative financial instruments of the Master Trust was not material.

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from one year to 56 months. The loans are secured by the balance in the participant's account and bear interest at the rate established monthly by the Plan administrator at the date of the loan. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan.

2. Significant Accounting Policies

Basis of Accounting

Transactions of the Plan are recorded on an accrual basis for financial statement purposes. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets of the Master Trust, except for the Interest Income Fund (as described below). Investments by the Master Trust in shares of mutual funds, commingled funds, and common/collective trusts are stated at current market value as determined by Fidelity Institutional Retirement Services Company. Investments in the common stock of Lockheed Martin are at quoted market prices. The participant loans are valued at outstanding balances, which approximate fair value.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Guaranteed investment contracts in the Interest Income Fund are fully benefit responsive, as defined in the American Institute of Certified Public Accountants Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Plans*. A fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow, or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance contracts stated at contract value, which represents the initial investment plus accumulated interest, and approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are declared on each successive calendar quarter. Current interest rates stay in effect through the end of the following calendar year for contributions received during that calendar quarter. The crediting interest rates for the contracts as of December 31, 2001 and 2000 ranged from 4.49% to 7.79% and 5.15% to 7.79%, respectively. The average yield for 2001 and 2000 was 6.03% and 6.41%, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements (continued)

4. Master Trust

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Security Plan. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated to each plan based on the number of participant units outstanding at each month-end during the year for the Interest Income Fund and the Company Stock Fund, and on a pro rata basis for all other funds. Participant loans are based on actual loan balances of each plan's participants. Substantially all administrative expenses are paid by the Company. The Plan's interest in the Master Trust's net assets as of December 31, 2001 and 2000 was approximately 96.8% and 96.7%, respectively.

The following table presents the fair value of investments of the Master Trust as of December 31, 2001 and 2000:

	December 31	
	2001	**2000**
Investments at fair value as determined by quoted market prices:		
Common stock	$ **33,293,342**	$ 23,560,532
Mutual funds	**892,083,837**	1,037,729,738
Common/collective trusts	**174,865,800**	237,692,176
Commingled funds	**5,916,637**	–
	1,106,159,616	1,298,982,446
Investments at estimated fair value:		
Participant loans	**10,265,856**	9,753,227
Investments at contract value:		
Guaranteed investment contracts	**378,625,918**	315,389,688
Net assets	**$1,495,051,390**	$1,624,125,361

Sandia Corporation Savings
and Income Plan

Notes to Financial Statements (continued)

4. Master Trust (continued)

The investment loss of the Master Trust for the year ended December 31, 2001 was as follows:

	Year ended December 31, 2001
Net appreciation (depreciation) in fair value of investments as determined by quoted stock prices:	
Common stock	$ 8,952,839
Mutual funds	(136,294,726)
Common/collective trusts	(22,071,242)
Commingled funds	(41,976)
	(149,455,105)
Interest and dividend income	39,532,305
Total investment (loss)	$(109,922,800)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sandia Corporation Savings and Income Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandia Corporation Savings and
Income Plan

Date ___June 21, 2002___

David C. Medina
Plan Administrator for the Sandia
Corporation Savings and Income Plan

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-37069) pertaining to the Sandia Corporation Savings and Income Plan of Lockheed Martin Corporation of our report dated June 18, 2002, with respect to the financial statements of the Sandia Corporation Savings and Income Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

McLean, Virginia
June 18, 2002